                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)


                           QUINTEL ENTERTAINMENT, INC.
                           ---------------------------
                                (Name of Issuer)


                          $.001 PAR VALUE COMMON STOCK
                           ---------------------------
                         (Title of Class of Securities)

                                   748762 10 1
                           ---------------------------
                                 (CUSIP Number)


               STEVEN L. FEDER, C/O PSYCHIC READERS NETWORK, INC.
               2455 E. Sunrise Boulevard, Ft. Lauderdale, FL 33304
                                 (954) 563-5464
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                FEBRUARY 5, 1998
            --------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------------               ------------------------------------
CUSIP NO. 748762 10 1                         Page 2
-----------------------------               ------------------------------------

================================================================================
                Names of Reporting Person:
                Steven L. Feder
      1
                SS or ISA Identification Nos. of Above Person
--------------------------------------------------------------------------------
                Check the Appropriate Box if a Member of a Group*
      2                                                                   (a)[X]
                                                                          (b)[ ]
--------------------------------------------------------------------------------
      3         SEC use only

--------------------------------------------------------------------------------
                Source of Funds*
      4
                N/A
--------------------------------------------------------------------------------
                Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
      5                                                                      [ ]

--------------------------------------------------------------------------------
                Citizenship or Place of Organization
      6
                USA
--------------------------------------------------------------------------------
                               7        Sole voting power
                                        1,236,495
                          ------------------------------------------------------
   Number of shares
     beneficially              8        Shared voting power
     owned by each                      0
   reporting person       ------------------------------------------------------
         with
                               9        Sole dispositive power
                                        1,236,495
                          ------------------------------------------------------

                              10        Shared dispositive power
                                        0
--------------------------------------------------------------------------------
                Aggregate Amount Beneficially Owned by Each Reporting Person
     11
                1,236,495
--------------------------------------------------------------------------------
                Check if the Aggregate Amount in Row (11) Excludes Certain
                Shares*
     12                                                                      [ ]
--------------------------------------------------------------------------------
                Percent of Class Represented by Amount in Row (11)
     13
                7.4%
--------------------------------------------------------------------------------
                Type of Reporting Person*
     14
                IN

================================================================================
                               Page 2 of 9 Pages

-----------------------------               ------------------------------------
CUSIP NO. 748762 10 1                         Page 3
-----------------------------               ------------------------------------

================================================================================
                Names of Reporting Person:
                Thomas H. Lindsey
      1
                SS or ISA Identification Nos. of Above Person
--------------------------------------------------------------------------------
                Check the Appropriate Box if a Member of a Group*
      2                                                                   (a)[X]
                                                                          (b)[ ]
--------------------------------------------------------------------------------
      3         SEC use only

--------------------------------------------------------------------------------
                Source of Funds*
      4
                N/A
--------------------------------------------------------------------------------
                Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
      5                                                                      [ ]

--------------------------------------------------------------------------------
                Citizenship or Place of Organization
      6
                USA
--------------------------------------------------------------------------------
                               7        Sole voting power
                                        1,108,376
                          ------------------------------------------------------
   Number of shares
     beneficially              8        Shared voting power
     owned by each                      0
   reporting person       ------------------------------------------------------
         with
                               9        Sole dispositive power
                                        1,108,376
                          ------------------------------------------------------

                              10        Shared dispositive power
                                        0
--------------------------------------------------------------------------------
                Aggregate Amount Beneficially Owned by Each Reporting Person
     11
                1,108,376
--------------------------------------------------------------------------------
                Check if the Aggregate Amount in Row (11) Excludes Certain
                Shares*
     12                                                                      [ ]
--------------------------------------------------------------------------------
                Percent of Class Represented by Amount in Row (11)
     13
                6.6%
--------------------------------------------------------------------------------
                Type of Reporting Person*
     14
                IN

================================================================================


                                Page 3 of 9 Pages

-----------------------------               ------------------------------------
CUSIP NO. 748762 10 1                         Page 3
-----------------------------               ------------------------------------

================================================================================
                Names of Reporting Person:
                Peter Stolz
      1
                SS or ISA Identification Nos. of Above Person
--------------------------------------------------------------------------------
                Check the Appropriate Box if a Member of a Group*
      2                                                                   (a)[X]
                                                                          (b)[ ]
--------------------------------------------------------------------------------
      3         SEC use only

--------------------------------------------------------------------------------
                Source of Funds*
      4
                N/A
--------------------------------------------------------------------------------
                Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
      5                                                                      [ ]

--------------------------------------------------------------------------------
                Citizenship or Place of Organization
      6
                USA
--------------------------------------------------------------------------------
                               7        Sole voting power
                                        381,210
                          ------------------------------------------------------
   Number of shares
     beneficially              8        Shared voting power
     owned by each                      0
   reporting person       ------------------------------------------------------
         with
                               9        Sole dispositive power
                                        381,210
                          ------------------------------------------------------

                              10        Shared dispositive power
                                        0
--------------------------------------------------------------------------------
                Aggregate Amount Beneficially Owned by Each Reporting Person
     11
                381,210
--------------------------------------------------------------------------------
                Check if the Aggregate Amount in Row (11) Excludes Certain
                Shares*
     12                                                                      [ ]
--------------------------------------------------------------------------------
                Percent of Class Represented by Amount in Row (11)
     13
                2.3%
--------------------------------------------------------------------------------
                Type of Reporting Person*
     14
                IN

================================================================================

                                Page 4 of 9 Pages

         The joint statement on Schedule 13D of Steven L. Feder ("Feder"), Thomas H. Lindsey ("Lindsey") and Peter Stolz ("Stolz") is hereby amended as follows:

ITEM 1.    SECURITY AND ISSUER.

         Item 1 is amended by deleting the last sentence of the item and substituting therefor the following:

         As of March 13, 1998, Quintel Entertainment, Inc. (the "Company") had 16,679,746 shares of Common Stock issued and outstanding.

ITEM 4.    PURPOSE OF TRANSACTION.

         Item 4 is amended by the deletion thereof in its entirety and substituting therefor the following:

         On February 5, 1998, Peter T. Dirksen, Trustee of the Steven Feder Irrevocable Short Term Trust of 1997, distributed to Feder, as beneficiary under the trust, 1,252,495 shares of Common Stock of the Company following termination of said trust in accordance with its terms. On March 16, 1998, Feder sold the following shares of Common Stock in open market transactions at the following sales prices per share: 7,500 shares at $6.375; 3,500 shares at $6.00; 1,000 shares at $6.062; 3,000 shares at $6.125; and 1,000 shares at $6.00.

         On February 5, 1998, Peter T. Dirksen, Trustee of the Thomas H. Lindsey Irrevocable Short Term Trust of 1997, distributed to Lindsey, as beneficiary under the trust, 1,197,376 shares of Common Stock of the Company following termination of said trust in accordance with its terms. On March 19, 1998, Lindsey sold the following shares of Common Stock in open market transactions at the following sales prices per share: 6,100 shares at $6.00; and 2,000 shares at $6.125. On March 20, 1998, Lindsey sold 16,900 shares of Common Stock in open market transactions at $6.00 per share. On March 24, 1998, Lindsey sold the following shares of Common Stock in open market transactions at the following sales prices per share: 15,000 shares at $5.906; and 10,000 shares at $5.875. On March 25, 1998, Lindsey sold the following shares of Common Stock in open market transactions at the following sales prices per share: 10,000 shares at $6.031; and 17,000 shares at $5.875. On March 26, 1998, Lindsey sold 5,000 shares of Common Stock in open market transactions at $5.75 per share. On March 30, 1998, Lindsey sold 4,000 shares of Common Stock in open market transactions at $5.75 per share.

         On January 5, 1998, Peter T. Dirksen, Trustee of the Peter Stolz Irrevocable Short Term Trust of 1997 (the "Stolz Trust") sold the following shares of Common Stock in open market transactions at the following sales prices per share: 600 shares at $6.50 per share; 4,500 shares at $6.50 per share; and 1,800 shares at $6.50 per share. On January 6, 1998, the Stolz Trust sold the following shares of Common Stock in open market transactions at the following sales prices per share: 600 shares at $6.5625 per share; 1,900 shares at $6.5625 per share; and 5,000 shares at $6.5625 per share. On January 9, 1998, the Stolz Trust sold the following shares of Common Stock

                                Page 5 of 9 Pages
in open market transactions at the following sales prices per share: 600 shares at $6.5625 per share; and 5,000 shares at $6.5625 per share. On February 5, 1998, the Stolz Trust distributed to Stolz, as beneficiary under the trust, 428,610 shares of Common Stock of the Company following termination of said trust in accordance with its terms. On February 24, 1998, Stolz sold the following shares of Common Stock in open market transactions at the following sales prices per share: 100 shares at $6.72 per share; 300 shares at $6.72 per share; 5,000 shares at $6.72 per share; 5,000 shares at $6.72 per share; and 2,000 shares at $6.72 per share. On February 25, 1998, Stolz sold the following shares of Common Stock in open market transactions at the following sales prices per share: 2,600 shares at $6.72 per share; 5,000 shares at $6.75 per share; and 2,400 shares at $6.75 per share. On February 26, 1998, Stolz sold the following shares of Common Stock in open market transactions at the following sales prices per share: 10,000 shares at $6.79 per share; 5,000 shares at $6.79 per share; and 10,000 shares at $6.79 per share.


ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

           Item 5 is amended by the deletion thereof in its entirety and the substitution therefor of the following:

           (a) and (b) As of February 5, 1998, each of the Reporting Persons beneficially owns the number of shares of Common Stock listed below.

                  (1) Feder has sole power to vote and direct the disposition of 1,236,495 shares of Common Stock, representing approximately 7.4% of the Common Stock.

                  (2) Lindsey has sole power to vote and direct the disposition of 1,108,376 shares of Common Stock, representing approximately 6.6% of the Common Stock.

                  (3) Stolz has sole power to vote and direct the disposition of 381,210 shares of Common Stock, representing approximately 2.3% of the Common Stock.

            Pursuant to Rule 13d-5(b)(1) of the Exchange Act, the group formed by the Reporting Persons may be deemed to be the beneficial owner of all of the 2,726,081 shares of Common Stock beneficially owned by all of the Reporting Persons, which represents approximately 16.3% of the Common Stock. Each Reporting Person disclaims beneficial ownership of the Common Stock beneficially owned by the other Reporting Persons.

                                Page 6 of 9 Pages

           5(c)

           (i)    Feder

=====================================================================================================================
                          Purchase               Number                   Price/
       Date                or Sale              of Shares                  Share           How Effected
---------------------------------------------------------------------------------------------------------------------
      3/16/98               Sale                  7,500                    6.375            Open Market
---------------------------------------------------------------------------------------------------------------------
      3/16/98               Sale                  3,500                    6.000            Open Market
---------------------------------------------------------------------------------------------------------------------
      3/16/98               Sale                  1,000                    6.062            Open Market
---------------------------------------------------------------------------------------------------------------------
      3/16/98               Sale                  3,000                    6.125            Open Market
---------------------------------------------------------------------------------------------------------------------
      3/16/98               Sale                  1,000                    6.000            Open Market
=====================================================================================================================




           (ii)   Lindsey


=======================================================================================================================
                          Purchase               Number                   Price/
       Date                or Sale              of Shares                  Share             How Effected
-----------------------------------------------------------------------------------------------------------------------
      3/19/98               Sale                  6,100                    6.000              Open Market
-----------------------------------------------------------------------------------------------------------------------
      3/19/98               Sale                  2,000                    6.125              Open Market
-----------------------------------------------------------------------------------------------------------------------
      3/20/98               Sale                 16,900                    6.000              Open Market
-----------------------------------------------------------------------------------------------------------------------
      3/24/98               Sale                 15,000                    5.906              Open Market
-----------------------------------------------------------------------------------------------------------------------
      3/24/98               Sale                 10,000                    5.875              Open Market
-----------------------------------------------------------------------------------------------------------------------
      3/25/98               Sale                 10,000                    6.031              Open Market
-----------------------------------------------------------------------------------------------------------------------
      3/25/98               Sale                 17,000                    5.875              Open Market
-----------------------------------------------------------------------------------------------------------------------
      3/26/98               Sale                  5,000                    5.750              Open Market
-----------------------------------------------------------------------------------------------------------------------
      3/30/98               Sale                  4,000                    5.750              Open Market
=======================================================================================================================




                                Page 7 of 9 Pages

           (iii)    Stolz

========================================================================================================================
                          Purchase               Number                   Price/
       Date                or Sale              of Shares                  Share              How Effected
------------------------------------------------------------------------------------------------------------------------
       1/5/98               Sale                   600                     6.50                Open Market
------------------------------------------------------------------------------------------------------------------------
       1/5/98               Sale                  4,500                    6.50                Open Market
------------------------------------------------------------------------------------------------------------------------
       1/5/98               Sale                  1,800                    6.50                Open Market
------------------------------------------------------------------------------------------------------------------------
       1/6/98               Sale                   600                    6.5625               Open Market
------------------------------------------------------------------------------------------------------------------------
       1/6/98               Sale                  1,900                   6.5625               Open Market
------------------------------------------------------------------------------------------------------------------------
       1/6/98               Sale                  5,000                    6.50                Open Market
------------------------------------------------------------------------------------------------------------------------
       1/9/98               Sale                   600                    6.5625               Open Market
------------------------------------------------------------------------------------------------------------------------
       1/9/98               Sale                  5,000                   6.5625               Open Market
------------------------------------------------------------------------------------------------------------------------
      2/24/98               Sale                   100                     6.72                Open Market
------------------------------------------------------------------------------------------------------------------------
      2/24/98               Sale                   300                     6.72                Open Market
------------------------------------------------------------------------------------------------------------------------
      2/24/98               Sale                  5,000                    6.72                Open Market
------------------------------------------------------------------------------------------------------------------------
      2/24/98               Sale                  5,000                    6.72                Open Market
------------------------------------------------------------------------------------------------------------------------
      2/24/98               Sale                  2,000                    6.72                Open Market
------------------------------------------------------------------------------------------------------------------------
      2/25/98               Sale                  2,600                    6.72                Open Market
------------------------------------------------------------------------------------------------------------------------
      2/25/98               Sale                  5,000                    6.75                Open Market
------------------------------------------------------------------------------------------------------------------------
      2/25/98               Sale                  2,400                    6.75                Open Market
------------------------------------------------------------------------------------------------------------------------
      2/26/98               Sale                 10,000                    6.79                Open Market
------------------------------------------------------------------------------------------------------------------------
      2/26/98               Sale                  5,000                    6.79                Open Market
------------------------------------------------------------------------------------------------------------------------
      2/26/98               Sale                 10,000                    6.79                Open Market
========================================================================================================================



ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          SEE ITEMS 4 AND 5 FOR INFORMATION REGARDING TERMINATION OF THE TRUSTS.


                                Page 8 of 9 Pages

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 22, 1998.

                                             /s/ Steven L. Feder
                                            ----------------------------------
                                            Steven L. Feder


                                             /s/ Thomas H. Lindsey
                                            ----------------------------------
                                            Thomas H. Lindsey


                                            /s/ Peter Stolz
                                            ----------------------------------
                                            Peter Stolz




                                Page 9 of 9 Pages